

August 10, 2011

Via E-mail
Angeliki Frangou
Chairman and Chief Executive Officer
Navios Maritime Holdings Inc.
85 Akti Miaouli Street
Piraeus, Greece 185 38

> **Re:** **Navios Maritime Holdings Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form F-4**
> **Filed August 9, 2011**
> **File No. 333-175043**

Dear Ms. Frangou:

We have received your response to our prior comment letter to you dated July 18, 2011 and have the following additional comments.

Exhibit 5.2

1. We note that you have added five Marshall Islands corporations as guarantors. Please file a revised opinion covering these guarantors.

Exhibit 5.4

2. We note you response to our prior comment six and we reissue that comment. Please revise to remove the last two sentences on page one. Additionally please remove paragraphs 5.1 and 5.3 in their entirety.

3. We note your response to our prior comment seven and we reissue that comment. Please remove paragraph 2.10. To the extent these are necessary findings in support of your opinions, please remove the assumption and rely on local counsel for matters of New York law. If they are not necessary findings, please remove the assumption.

Exhibit 5.6

4. Please revise to delete the statement that "the Opinion Letter may not be relied upon by or transmitted to any person other than as permitted by the Opinion Letter, without our prior written consent." Additionally please delete the statement that "[t]his letter is addressed to you and may only be relied upon by you and may not be relied upon by, or (except as required by applicable law), be transmitted to, or filed with, any other person, firm, company or institution without our prior written consent." Such limitations upon whom may rely upon the opinion are not appropriate.

5. Please remove the statement that "[n]othing in this letter should be taken so as to update the Opinion Letter in respect of any laws that may have come into force, changes in circumstances regarding the Company (as defined in the Opinion Letter) or any other matters that may have come to our attention, after that date." In the alternative please confirm that you will refile the opinion on the date of effectiveness.

6. Please revise to remove the last two sentences on page one.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3469 if you have questions regarding these comments.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Stuart Gelfond, Esq.